SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                                  QUIPP, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   748802105
                                ---------------
                                 (CUSIP Number)

                                JDL Capital, LLC
                               32 Whitehall Blvd
                             Garden City, NY 11530
                            Attention: John D. Lori
                           Telephone: (516) 524-6480

                                With a copy to:
                              Matthew J. Day, Esq.
                        The Law Office of Matthew J. Day
                        380 Lexington Avenue, Suite 1700
                              New York, NY  10168
                           Telephone: (212) 673-0484

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 26, 2008
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 27 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 2 of 27
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JDL Capital, LLC

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        142,000
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    142,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          142,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.6%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 3 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JDL Partners, LP

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        142,000
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    142,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          142,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.6%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 4 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          John D. Lori

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        142,000
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    142,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          142,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.6%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 5 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          David S. Dillmeier

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 6 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Mark A. Goodman

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 7 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Sean McCarthy

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 8 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Edward McCoyd

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 9 of 27
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Michael McGee

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 10 of 27
---------------------                                      ---------------------


                          STATEMENT ON SCHEDULE 13D/A
                          ---------------------------
                                AMENDMENT NO. 6
                                ---------------

     This Amendment No. 6 to the Statement on Schedule 13D is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the
"Commission"). This Amendment No. 6 amends the Statement on Schedule 13D relating to shares of the Issuer, as previously amended (the "Statement"), filed with the Commission on behalf of the Filing Parties as set forth herein. Terms not defined herein shall have the definitions ascribed to them in the Statement unless the context otherwise requires.

Item  4  is  hereby  amended  to  add  the  following:

ITEM  4.  PURPOSE  OF  TRANSACTION.

     In connection with the entry into an Agreement and Plan of Merger dated as of March 26, 2008 ("Merger Agreement"), by and among the Issuer, Illinois Tool Works Inc. ("ITW") and Headliner Acquisition Corporation, a wholly-owned subsidiary of ITW ("Merger Sub"), JDL Partners, LP entered into a Support Agreement dated as of March 26, 2008 ("Support Agreement"), with ITW, Merger Sub and certain other shareholders of the Issuer. Pursuant to the Support Agreement, JDL Partners, LP agreed, among other things, to vote its shares of the Issuer's Common Stock in favor of the merger contemplated by the Merger Agreement, against certain proposals or offers by persons other than ITW and Merger Sub and generally not to divest itself of its shares of Common Stock or its right to vote such shares.

     The Support Agreement is filed as exhibit (i) hereto and the terms thereof are incorporated herein by reference.

     No Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.
Item  5  is  hereby  amended  and  restated  to  read  as  follows:
ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                        Aggregate          Number of        Number of     Approximate Percentage*
                     Number of Shares    Shares: Sole    Shares: Shared
Filing Party                           Power to Vote or  Power to Vote
                                           Dispose         or Dispose
-------------------------------------------------------------------------------------------------

JDL Partners                  142,000                 0         142,000                     9.61%
JDL Capital (1)               142,000                 0         142,000                     9.61%
John D. Lori (1)              142,000                 0         142,000                     9.61%
David S. Dillmeier                  0                 0               0                        0%
Mark A. Goodman                     0                 0               0                        0%
Sean McCarthy                       0                 0               0                        0%
Edward McCoyd                       0                 0               0                        0%
Michael McGee                       0                 0               0                        0%
-------------------------------------------------------------------------------------------------

* Based on 1,477,746 shares of Common Stock outstanding as of March 5, 2008, as disclosed in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2007.

(1) JDL Capital and Mr. Lori disclaim beneficial ownership of the securities held by JDL Partners, except to the

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 11 of 27
---------------------                                      ---------------------


extent of any pecuniary interest therein.

     (c) Since the most recent filing on Schedule 13D on October 23, 2006, the Filing Parties effected no transactions in shares of Common Stock.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item  6  is  hereby  amended  to  add  the  following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 26, 2008, JDL Partners, LP, ITW, Merger Sub and the other parties thereto entered into the Support Agreement described in Item 4 above.

Item  7  is  hereby  amended  to  add  the  following:

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  document(s)  is  (are)  filed  herewith:

     (i) Support Agreement dated as of March 26, 2008, by and among Illinois Tool Works Inc., Headliner Acquisition Corporation, a wholly-owned subsidiary of ITW, JDL Partners, LP and certain other shareholders of the Issuer.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 12 of 27
---------------------                                      ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 7, 2008


     JDL PARTNERS, LP

     By: JDL Capital, LLC,
         General Partner


     By:  /s/ John D. Lori
          ----------------------------------------
          John D. Lori, Managing Member


     JDL CAPITAL, LLC


     By:  /s/ John D. Lori
          ----------------------------------------
          John D. Lori, Managing Member


          /s/ John D. Lori
          ----------------------------------------
          John D. Lori


          /s/ John D. Lori
          ----------------------------------------
          John D. Lori
          as Attorney in Fact for each of
          David S. Dillmeier, Mark A. Goodman,
          Sean McCarthy, Edward McCoyd and
          Michael McGee

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 13 of 27
---------------------                                      ---------------------


                                 EXHIBIT INDEX

The following exhibits have been previously filed or are filed herewith:

Exhibit                                                    Page
  (a) Joint Filing Agreement dated as of June        Previously filed
27, 2005 by and among JDL Partners, LP, JDL
Capital, LLC and John D. Lori.

  (b) Letter dated June 27, 2005 from JDL            Previously filed
Partners, LP to Quipp, Inc.

  (c) Letter dated July 25, 2005 from JDL            Previously filed
Partners, LP to Ms. Cristina H. Kepner, Chairman of
the Board of Directors of Quipp, Inc.

  (d) Letter dated September 8, 2005 from            Previously filed
JDL Partners, LP to Ms. Cristina H. Kepner,
Chairman of the Board of Directors of Quipp, Inc.

 (e) Letter dated December 13, 2005 from             Previously filed
JDL Partners, LP to Ms. Cristina H. Kepner,
Chairman of the Board of Directors of Quipp, Inc.

  (f) Nomination Letter dated December 13,           Previously filed
2005 from JDL Partners, LP to the Corporate
Secretary of Quipp, Inc., including the forms of
Indemnity Agreement and  Power of Attorney of each
Nominee, the Consent to serve as a Director of the
Issuer of each Nominee and the Filing Agreement.

  (g) Power of Attorney of each of Messrs.           Previously filed
David S. Dillmeier, Mark A. Goodman, Sean
McCarthy, Edward McCoyd and Michael McGee

  (h) Standstill Agreement dated as of               Previously filed
October 19, 2006, by and among Quipp, Inc., JDL
Capital, LLC, JDL Partners, LP, John D. Lori, David
S. Dillmeier, Mark A. Goodman, Sean McCarthy,
Edward McCoyd and Michael McGee.

 (i) Support Agreement dated as of March 26,         Page 14
2008, by and among Illinois Tool Works Inc.,
Headliner Acquisition Corporation, a wholly-owned
subsidiary of ITW, JDL Partners, LP and certain
other shareholders of the Issuer.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 14 of 27
---------------------                                      ---------------------


                                                                  Execution Copy

                               SUPPORT AGREEMENT

     This Support Agreement (this "Agreement") is dated as of March 26, 2008, by
                                   ---------
and among Headliner Acquisition Corporation, a Florida corporation ("MergerCo"),
                                                                     --------
Illinois  Tool  Works  Inc., a Delaware corporation ("Parent", and together with
                                                      ------
MergerCo,  the "Purchaser Parties"), and the Persons executing this Agreement as
                -----------------
"Shareholders"  on  the  signature  page  hereto  (each  a  "Shareholder"  and
 ------------                                                -----------
collectively  the  "Shareholders").
                    ------------

                                    RECITALS

     WHEREAS, the Purchaser Parties and Quipp, Inc., a Florida corporation (the "Company"), have entered into an Agreement and Plan of Merger, as it may be
 -------
amended,  supplemented,  modified  or  waived  from  time  to  time (the "Merger
                                                                          ------
Agreement"), which provides, among other things, for the merger of MergerCo with
---------
and into the Company, upon the terms and subject to the conditions set forth therein (the "Merger");
                ------

     WHEREAS, each Shareholder is the record or Beneficial Owner of that number of Shares set forth next to such Shareholder's name on Schedule A hereto, and
                                                          ----------
(except  as otherwise set forth on Schedule A hereto) has the sole right to vote
                                   ----------
and  dispose  of  such  Shares;  and

     WHEREAS, as an inducement to the Purchaser Parties entering into the Merger Agreement and incurring the obligations therein, the Purchaser Parties have required that each Shareholder enter into this Agreement.

     NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

                           I.     CERTAIN DEFINITIONS

     Section  1.1     Capitalized  Terms.  Capitalized  terms  used  in  this
                      ------------------
Agreement and not defined herein have the meanings ascribed to such terms in the Merger Agreement.

     Section  1.2     Other  Definitions.  For  the  purposes of this Agreement:
                      ------------------

          (a)  "Beneficial  Owner" or "Beneficial Ownership" with respect to any
                -----------------      --------------------
     securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

          (b)  "Expiration  Time"  has  the  meaning  set  forth in Section 2.1.
                ----------------

          (c)  "Legal Actions" means any claims, actions, suits, demand letters,
                -------------
     judicial, administrative or regulatory proceedings, or hearings,notices of violation, or investigations.

          (d)  "Owned  Shares"  has  the  meaning  set  forth  in  Section  2.1.
                -------------

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 15 of 27
---------------------                                      ---------------------


          (e)  "Permits"  means  all  authorizations,  licenses,  consents,
                -------
     certificates, registrations, approvals, orders and other permits of any Governmental Entity.

          (f) "Shares" has the meaning ascribed thereto in the Merger Agreement,
               ------
     and will also include for purposes of this Agreement all shares or other voting securities into which Shares may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom, including any dividends or distributions of securities which may be declared in respect of the Shares and entitled to vote in respect of the matters contemplated by Article II.
                                -----------

          (g)  "Transfer"  means,  with  respect to a security, the sale, grant,
                --------
     assignment, transfer, pledge, encumbrance, hypothecation or other disposition of such security or the Beneficial Ownership thereof (including by operation of Law), or the entry into any Contract to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security or other rights in or of such security, the granting of any proxy with respect to such security, depositing such security into a voting trust or entering into a voting agreement with respect to such security.

                           II.     AGREEMENT TO VOTE

     Section  2.1     Agreement  to  Vote.  Subject  to the terms and conditions
                      -------------------
hereof, each Shareholder irrevocably and unconditionally agrees that from and after the date hereof and until the earliest to occur of (i) the Effective Time;
(ii)  the  termination of the Merger Agreement in accordance with its terms; and
(iii) the written agreement of the Purchaser Parties to terminate this Agreement (such earliest occurrence being the "Expiration Time"), at any meeting (whether
                                      ---------------
annual or special, and at each adjourned or postponed meeting) of the Company's shareholders, however called, or in any other circumstances (including any action sought by written consent) upon which a vote or other consent or approval is sought (any such meeting or other circumstance, a "Shareholder Meeting"),
                                                          -------------------
each Shareholder will (y) appear, unless otherwise expressly consented to in writing by the Purchaser Parties, in their sole and absolute discretion, at such a meeting, or otherwise cause his or her Owned Shares to be counted as present thereat, for purposes of calculating a quorum and respond to any request by the Company for written consent, if any, and (z) vote, or cause to be voted (including by written consent, if applicable) all of the Shares Beneficially Owned by such Shareholder as of the relevant time (collectively, the "Owned
                                                                           -----
Shares"):
------

          (A) in favor of the approval of the Merger Agreement (whether or not recommended by the Company Board or any committee thereof) and the approval of the transactions contemplated thereby, including the Merger;

          (B) in favor of the approval of any other matter to be approved by the shareholders of the Company to facilitate the transactions contemplated by the Merger Agreement, including the Merger;

          (C) against any Takeover Proposal or any transaction contemplated by such Takeover Proposal;

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 16 of 27
---------------------                                      ---------------------


          (D) against any proposal made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, including the adoption thereof or the consummation thereof;

          (E) against any extraordinary dividend, distribution or recapitalization by the Company or change in the capital structure of the Company (other than pursuant to or as explicitly permitted by the Merger Agreement); and

          (F) against any action or agreement that would reasonably be expected to prevent or delay the Merger or result in any condition to the consummation of the Merger set forth in Article VI of the Merger Agreement
                                              ----------
     not  being  fulfilled.

     Section  2.2     Additional  Shares.  Each Shareholder hereby agrees, while
                      ------------------
this Agreement is in effect, promptly to notify the Purchaser Parties of the number of any new Shares or Company Stock Rights with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Expiration Time. Any such Shares and Company Stock Rights shall automatically become subject to the terms of this Agreement as Owned Shares as though owned by such Shareholder as of the date hereof.


     Section 2.3 Restrictions on Transfer, Etc. Except as expressly provided for
                 -----------------------------
herein, or in the Merger Agreement, each Shareholder agrees, from the date hereof until the Expiration Time, not to (i) directly or indirectly Transfer or offer to Transfer any Owned Shares or Company Stock Rights; (ii) tender any Owned Shares or Company Stock Rights into any tender or exchange offer or otherwise; or (iii) otherwise restrict the ability of such Shareholder freely to exercise all voting rights with respect thereto. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Shareholder acknowledges and agrees that the intent of the foregoing sentences is to ensure that Parent retains the right under Section 2.4 to vote the Owned
                                                   -----------
Shares  and  Company  Stock  Rights in accordance with the terms of Section 2.4.
                                                                    -----------
Notwithstanding the foregoing, each Shareholder may make transfers of Owned Shares for estate planning or similar purposes so long as such Shareholder retains control over the voting and disposition of such Owned Shares and agrees in writing prior to such transfer to continue to vote such Owned Shares in accordance with this Agreement. Each Shareholder further agrees to authorize, and hereby authorizes, the Purchaser Parties and the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Owned Shares and that this Agreement places limits on the transfer of the Owned Shares.


     Section  2.4  Proxy.  Each  Shareholder hereby revokes any and all previous
                   -----
proxies granted with respect to its Owned Shares. By entering into this Agreement, each Shareholder hereby grants a proxy appointing Parent, with full power of substitution, as such Shareholder's attorney-in-fact and proxy, for and in such Shareholder's name, to be counted as present and to vote (including by written consent, if applicable) or otherwise to act on behalf of the Shareholder with respect to the Shareholder's Owned Shares, solely with respect to the matters set forth in, and in the manner contemplated by, Section 2.1 as such
                                                             -----------
proxy or its substitutes shall, in Parent's sole and absolute discretion, deem proper with respect to such Owned Shares. The proxy granted by each Shareholder pursuant to this Section 2.4 is, subject to the penultimate sentence of this
                    ------------
Section  2.4,  irrevocable  and  is coupled with an interest, in accordance with
------------
Section 607.0722(2)(b)(5) of the Florida Business Corporation Act and is granted in order to secure such

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 17 of 27
---------------------                                      ---------------------


Shareholder's performance under this Agreement and also in consideration of the Purchaser Parties entering into this Agreement and the Merger Agreement. If any Shareholder fails for any reason to be counted as present or to vote (including by written consent, if applicable) such Shareholder's Owned Shares in accordance with the requirements of Section 2.1 above (or anticipatorily breaches such
                             ------------
Section), then the Parent shall have the right to cause to be present or vote such Shareholder's Owned Shares in accordance with the provisions of Section
                                                                         -------
2.1.  The  proxy granted by each Shareholder shall be automatically revoked upon
---
termination of this Agreement in accordance with its terms. Each Shareholder agrees, from the date hereof until the Expiration Time, not to attempt to revoke, frustrate the exercise of, or challenge the validity of, the irrevocable proxy granted pursuant to this Section 2.4.
                                    ------------

                    III.     REPRESENTATIONS AND WARRANTIES

     Section  3.1     Representations  and  Warranties  of  Shareholders.  Each
                      --------------------------------------------------
Shareholder, severally and not jointly, represents and warrants to the Purchaser Parties as of the date of this Agreement and at all times during the term of this Agreement, as follows:

          (a) Such Shareholder has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform such Shareholder's obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement of such Shareholder enforceable by the Purchaser Parties against such Shareholder in accordance with its terms.

          (b) The number of Shares constituting Owned Shares of such Shareholder as of the date hereof, and the number of votes which the holder of such
     Shares shall be entitled to cast in respect of any matter as to which holders of Shares are entitled to cast votes, are set forth next to such Shareholder's name on Schedule A of this Agreement. Such Shareholder is the
                           ----------
     record and Beneficial Owner of, and has good, valid and marketable title, free and clear of any Liens (other than those arising under this Agreement) to, the Owned Shares, and, except as provided in this Agreement and subject to the provisions of the Securities Act of 1933, as amended, has full and unrestricted power to dispose of and vote all of such Shareholder's Owned Shares without the consent or approval of, or any other action on the part of, any other Person, and has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement with respect to, such Shareholder's Owned Shares. The Owned Shares set forth next to such Shareholder's name on Schedule A hereto
                                                               ----------
     constitute all of the capital stock of the Company that is Beneficially Owned by such Shareholder as of the date hereof, and, except for such Shareholder's Owned Shares, such Shareholder and such Shareholder's Affiliates do not Beneficially Own or have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any Shares or any securities convertible into Shares (including Company Stock Rights).

          (c) Other than the filing by a Shareholder of any reports with the SEC required by Sections 13(d) or 16(a) of the Exchange Act, none of the execution and delivery of this Agreement by a Shareholder, the consummation by a Shareholder of the

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 18 of 27
---------------------                                      ---------------------


     actions contemplated hereby or compliance by a Shareholder with any of the provisions hereof (i) requires any consent or other Permit of, or filing with or notification to, any Governmental Entity or any other Person by such Shareholder, (ii) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, modification or acceleration) under any of the terms, conditions or provisions of any Contract to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets (including such Shareholder's Owned Shares) may be bound, (iii) violates any Order or Law applicable to such Shareholder or any of such Shareholder's properties or assets (including such Shareholder's Owned Shares), or (iv) results in a Lien upon any of such Shareholder's properties or assets (including such Shareholder's Owned Shares).

          (d) Such Shareholder has reviewed the Merger Agreement and has had the opportunity to ask questions and receive answers concerning (i) the terms and conditions of this Agreement and (ii) the terms and conditions of the transactions contemplated by the Merger Agreement, including the Merger, has had full access to such other information concerning this Agreement, the Merger Agreement and the Merger as the Shareholder has requested, and has had the opportunity to consult with the Shareholder's legal and financial advisors regarding this Agreement, the Merger Agreement and the Merger and the Shareholder's obligations hereunder.

                IV.     ADDITIONAL COVENANTS OF THE SHAREHOLDERS

     Section  4.1 Waiver of Appraisal Rights. Each Shareholder hereby waives any
                  --------------------------
rights of appraisal (including, without limitation, under Section 607 of the Florida Business Corporation Act) or rights of dissent from the Merger that such Shareholder may have.

     Section 4.2 Disclosure. Each Shareholder, severally and not jointly, hereby
                 ----------
authorizes the Purchaser Parties and the Company to publish and disclose in any announcement or in any disclosure required by the SEC or other Governmental
Entity such Shareholder's identity and ownership of the Owned Shares and the nature of such Shareholder's obligation under this Agreement.

     Section  4.3  Non-Interference; Further Assurances. Each Shareholder agrees
                   ------------------------------------
that, prior to the termination of this Agreement, such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Shareholder of his or her obligations under this Agreement. Each Shareholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by the Purchaser Parties to confirm and assure the rights and obligations set forth in this Agreement or to consummate the actions contemplated by this Agreement.

     Section  4.4  No  Solicitation.  Subject  to  Section  6.18:
                   ----------------                -------------

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 19 of 27
---------------------                                      ---------------------


          (a) each Shareholder agrees that he or she shall not, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing information) or facilitate any inquiries, proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal,
     (ii) participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or otherwise cooperate with or assist, any Person in connection with a Takeover Proposal, (iii) approve, endorse or recommend any Takeover Proposal, (iv) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other agreement or arrangement relating to a Takeover Proposal, or (v) resolve, propose or agree to do any of the foregoing; and

          (b) if, prior to the Expiration Time, a Shareholder receives a proposal with respect to the sale of Shares in connection with an Takeover Proposal, then such Shareholder shall notify the Purchaser Parties promptly (and in any event within one Business Day) upon receipt of (i) any Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal, or
     (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal, including in each case the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a written description of the material terms and conditions of such Takeover Proposal, indication, inquiry or request), including any material modifications thereto.

     For the avoidance of doubt, the fact that the Company Board (or any committee thereof) shall determine that a Takeover Proposal is a Superior Proposal shall in no way affect or limit the obligations of any of the Shareholders, in their capacity as such, under this Agreement, including
     Section  2.1  and  this  Section  4.4.
     ------------             ------------

                               V.     TERMINATION

     Section  5.1     Termination.  This  Agreement  shall  terminate  without
                      -----------
further  action  at  the  Expiration  Time.


     Section  5.2 Effect of Termination. Upon termination of this Agreement, the
                  ---------------------
rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Section 5.1, this
                                                               -----------
Section  5.2  and  Article  VI,  which  will  survive  such termination. For the
------------       -----------
avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any willful breach of this Agreement prior to the time of termination.

                                VI.     GENERAL

     Section  6.1     Notices.  Any  notice,  request,  instruction  or  other
                      -------
communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 20 of 27
---------------------                                      ---------------------


     If  to  the  Purchaser  Parties,  to:

     Illinois Tool Works Inc.
     3600 West Lake Avenue
     Glenview, Illinois 60026
     Facsimile:     (847) 657-4329
     Attention:     General Counsel

     with  copies  (which  will not constitute notice to Parent or MergerCo) to:

     Katten Muchin Rosenman LLP
     525 West Monroe Street, Suite 1900
     Chicago, Illinois 60661
     Facsimile:     (312) 577-8755
     Attention:     Maryann A. Waryjas, Esq.

     If  to  a  Shareholder,  to:

     The respective address or facsimile number set forth on Schedule A attached
                                                             ----------
hereto,

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section
                                                                         -------
6.1, or (b) if delivered by facsimile, when such facsimile is transmitted to the
---
facsimile  number  specified in this Section 6.1 and appropriate confirmation is
                                     -----------
received.

     Section  6.2     Parties  in  Interest.  Other  than  with  respect  to the
                      ---------------------
parties to this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     Section  6.3  Governing  Law.  This  Agreement  shall  be  governed by, and
                   --------------
construed in accordance with, the Laws of the State of Florida, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another state otherwise to govern this Agreement.

     Section  6.4  Severability.  The provisions of this Agreement are severable
                   ------------
and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 21 of 27
---------------------                                      ---------------------


     Section 6.5     Assignment.  Neither this Agreement nor any right, interest
                     ----------
or obligation hereunder may be assigned by any party hereto, in whole or part (whether by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempt to do so shall be null and void, except that each of the Purchaser Parties may assign its rights under this Agreement to any Affiliate of such Purchaser Party to which such Purchaser Party assigns its rights and obligations under the Merger Agreement in accordance with Section
                                                                         -------
8.11  of  the  Merger  Agreement.
----


     Section  6.6  Successors  and Assigns. This Agreement shall be binding upon
                   -----------------------
and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns, including without limitation in the case of each Shareholder, any trustee, executor, heir, legatee or personal representative succeeding to the ownership of (or power to vote) such Shareholder's Shares or other securities subject to this Agreement (including as a result of the death, disability or incapacity of such Shareholder).


     Section  6.7  Interpretation.  The  headings  in  this  Agreement  are  for
                   --------------
reference only and do not affect the meaning or interpretation of this Agreement. Definitions apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles and Sections refer to Articles and Sections of this Agreement unless the context requires otherwise. The words "include," "includes"
                                                            -------    --------
and "including" are not limiting and will be deemed to be followed by the phrase
     ---------
"without  limitation."  The  words  "herein," "hereof," "hereunder" and words of
 -------------------                 ------    ------    ---------
similar import shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "or" shall be inclusive and
                                                      --
not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. References herein to federal, state, local or other applicable Laws refer to the laws of the United States and all other applicable jurisdictions. All references in this Agreement to any particular Law will be deemed to refer also to (i) any rules and regulations promulgated under that Law and (ii) any comparable Law of any other jurisdiction addressing the same subject matter and any rules and regulations promulgated under such comparable Law. References to a Person also refer to its predecessors and successors and permitted assigns.

     Section  6.8  Amendments.  This  Agreement may not be amended except by the
                   ----------
express  written  agreement  signed  by  all  of  the parties to this Agreement.

     Section 6.9 Extension; Waiver. At any time prior to the Effective Time, the
                 -----------------
Purchaser Parties, on the one hand, and the Shareholders, on the other hand, may
(i) extend the time for the performance of any of the obligations of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (iii) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 22 of 27
---------------------                                      ---------------------


party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

     Section  6.10     Fees  and Expenses.  Except as expressly provided in this
                       ------------------
Agreement or the Merger Agreement, each party is responsible for its, his or her own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and legal counsel) in connection with the entry into of this Agreement and the consummation of the actions contemplated hereby.

     Section  6.11  Entire  Agreement.  This Agreement (together with the Merger
                    -----------------
Agreement) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

     Section  6.12  No  Strict  Construction. The parties to this Agreement have
                    ------------------------
been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

     Section  6.13  Remedies  Cumulative.  Except  as otherwise provided in this
                    --------------------
Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

     Section 6.14 Counterparts; Effectiveness. This Agreement may be executed in
                  ---------------------------
two or more identical counterparts, all of which shall be considered one and the same agreement. This Agreement will become effective and binding upon each Shareholder when executed by such Shareholder and the Purchaser Parties. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a ".pdf" format data file to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a ".pdf" format data file as a defense to the formation or enforceability of a contract and each party hereto forever waives any such defense.

     Section 6.15 Specific Performance. The parties to this Agreement agree that
                  --------------------
irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article V, the parties to this Agreement will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, in each case without the necessity of posting bond or other security or showing actual damages, this being in addition to any other remedy to which they are entitled at law or in equity.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 23 of 27
---------------------                                      ---------------------


     Section  6.16     Submission  to  Jurisdiction.  Each of the parties hereto
                       ----------------------------
irrevocably agrees that any Legal Action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the state or federal courts for the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself, himself or herself and in respect of its, his or her property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it, he or she will not bring any action relating to this Agreement or any of the actions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder, (a) any claim that it, he or she is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 6.16, (b) any claim that it, he or
                                      ------------
she or its, his or her property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that delivery of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.1 or in
                                                               -----------
such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.

     SECTION  6.17 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT
                   --------------------
ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT, HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, CONTROVERSY OR OTHER LEGAL ACTION DIRECTLY OR
INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.17.
                                                                       ----

     Section  6.18  Action in Shareholder Capacity Only. The parties acknowledge
                    -----------------------------------
that this Agreement is entered into by each Shareholder in such Shareholder's capacity as the Beneficial Owner of such Shareholder's Owned Shares and nothing in this Agreement restricts or limits any action taken by such Shareholder solely in his or her capacity as a director or officer of the Company (but not on his or her own behalf as a shareholder) and the taking of any actions (or

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 24 of 27
---------------------                                      ---------------------


failure to act) solely in his or her capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement.

     Section 6.19 Shareholder Obligations Several and Not Joint. The obligations of each Shareholder hereunder shall be several and not joint and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

     Section  6.20 Additional Shareholders. Additional Shareholders shall become
                   -----------------------
a party to this Agreement upon their execution of this Agreement. Any such additional Shareholders who become parties to this Agreement shall not affect the rights and obligations of any other party hereto.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
                            SIGNATURE PAGES FOLLOW.]

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 25 of 27
---------------------                                      ---------------------


                                                                  Execution Copy

                      SIGNATURE PAGE TO SUPPORT AGREEMENT

     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

                                       PURCHASER PARTIES:

                                       ILLINOIS TOOL WORKS INC.

                                       By:
                                          -------------------------------------
                                       Name:
                                            -----------------------------------
                                       Title:
                                             ----------------------------------


                                       HEADLINER ACQUISITION CORPORATION

                                       By:
                                          -------------------------------------
                                       Name:
                                            -----------------------------------
                                       Title:
                                             ----------------------------------


                                       SHAREHOLDERS:


                                       ----------------------------------------
                                       Michael S. Kady



                                       ----------------------------------------
                                       Cristina H. Kepner



                                       ----------------------------------------
                                       William A. Dambrackas



                                       ----------------------------------------
                                       Lawrence J. Gibson

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 26 of 27
---------------------                                      ---------------------


SIGNATURE PAGE TO SUPPORT AGREEMENT

                                       JDL PARTNERS, LP

                                       By:  JDL CAPITAL, LLC,
                                            its General Partner

                                            -----------------------------------
                                            By:  John D. Lori,
                                                 its Managing Member


                                       ----------------------------------------
                                       Arthur J. Rawl



                                       ----------------------------------------
                                       Robert C. Strandberg

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 27 of 27
---------------------                                      ---------------------


                                   SCHEDULE A
                         BENEFICIAL OWNERSHIP OF SHARES

Name  of  Shareholder:                              Number  of  Shares:
---------------------                               ------------------
Michael S. Kady                                     13,159.642
2674 Edgewater Drive
Weston, FL  33332
Facsimile:     (305) 628-4402
Cristina H. Kepner                                  16,174
20 Shinnecock Road
P.O. Box 111
Quoque, NY  11959
Facsimile:     (631) 653-5331
William A. Dambrackas                               --
Avocent
One Dambrackas Way
Sunrise, FL  33351-6709
Facsimile:     (954) 377-7198
Lawrence J. Gibson                                  --
P.O. Box 7033
Cumberland, RI  02864
Facsimile:     (401) 334-1485
JDL Partners, LP                                    142,000
32 Whitehall Boulevard
Garden City, NY  11530
Attention:  John D. Lori
Facsimile:     (516) 873-6975
Arthur J. Rawl                                      100
72 Booth Avenue
Englewood, NJ  07631-1907
Facsimile:     (201) 569-7661
Robert C. Strandberg                                --
9210 Bay Point Drive
Orlando, FL  32819
Cell Phone:     (407) 761-3665